                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C.  20549


                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 9)*


                            CHRYSLER CORPORATION
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                       COMMON STOCK, $1.00 PAR VALUE
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                171196 10 8
        --------------------------------------------------------------
                               (CUSIP Number)

                           STEPHEN FRAIDIN, P.C.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 820-8140
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              DECEMBER 29, 1994
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

                                  SCHEDULE 13D
- ------------------------------                     --------------------------
 CUSIP NO.  171196 10 8                             PAGE   2  OF   5  PAGES
            -----------------                             ---     ---
- ------------------------------                     --------------------------

- --------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KIRK KERKORIAN
- --------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /x/
                                                                       (b)  / /
- --------------------------------------------------------------------------------
  3  SEC USE ONLY

- --------------------------------------------------------------------------------
  4  SOURCE OF FUNDS *

        AF
- --------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                           / /

- --------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
- --------------------------------------------------------------------------------
   NUMBER OF    7  SOLE VOTING POWER

    SHARES            36,000,000 SHARES
              ------------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER

   OWNED BY
              ------------------------------------------------------------------
     EACH       9  SOLE DISPOSITIVE POWER

   REPORTING          36,000,000 SHARES
              ------------------------------------------------------------------
    PERSON     10  SHARED DISPOSITIVE POWER

     WITH
              ------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        36,000,000 SHARES
- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.16%
- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

- -----------------------------                      --------------------------
 CUSIP NO.  171196 10 8                             PAGE   3  OF  5   PAGES
            ----------------                              ---    ---
- -----------------------------                      --------------------------

- --------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TRACINDA CORPORATION
- --------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /x/
                                                                       (b)  / /

- --------------------------------------------------------------------------------
  3  SEC USE ONLY


- --------------------------------------------------------------------------------
  4  SOURCE OF FUNDS *

        BK
- --------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                           / /

- --------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEVADA
- --------------------------------------------------------------------------------
   NUMBER OF    7  SOLE VOTING POWER

    SHARES            36,000,000 SHARES
              ------------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER

   OWNED BY
              ------------------------------------------------------------------
     EACH       9  SOLE DISPOSITIVE POWER

   REPORTING          36,000,000 SHARES
              ------------------------------------------------------------------
    PERSON     10  SHARED DISPOSITIVE POWER

     WITH
              ------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        36,000,000 SHARES
- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.16%
- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

          This Amendment No. 9 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Mr. Kerkorian (Mr. Kerkorian and Tracinda are collectively referred to hereinafter as the "Filing Persons"), relating to the common stock, par value 1.00 per share, of Chrysler Corporation, a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.


     1.  Item 3 is hereby amended to add the following information:

                                 *     *     *

            Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Tracinda has acquired 4,000,000 additional shares of Common Stock, as set forth in Item 5 below which is incorporated herein by reference. The purchase price for such shares ($191,280,437.50) is being funded from Tracinda's bank credit agreement dated as of June 27, 1991, as amended (the "Credit Agreement"). Tracinda has pledged such additional shares pursuant to the Credit Agreement and the related Stock Pledge Agreement, copies of which have previously been filed as Exhibits to the Schedule 13D and are incorporated herein by reference.

     2.  Item 5 is hereby amended to add the following information:

                                 *     *     *

            Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As a result of the purchases described under Item 5(c), the Filing Persons are the beneficial owners of 36,000,000 shares of Common Stock, or approximately 10.16% of the 354,472,454 shares of Common Stock outstanding as of September 30, 1994, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

     (c) The table below sets forth information with respect to all purchases of shares of Common Stock by the Filing Persons during the last 60 days. All of such purchases were effected by Tracinda on the New York Stock Exchange.


TRANSACTION DATE  NUMBER OF SHARES    PRICE PER SHARE     AGGREGATE PRICE
12/19/94              279,500            $46.05           $12,870,975.00
12/20/94               21,000            $45.925             $964,425.00
12/20/94              738,800            $46.05           $34,021,740.00
12/20/94               20,000            $46.175             $923,500.00
12/21/94               22,200            $45.925           $1,019,535.00
12/21/94              134,800            $46.05            $6,207,540.00
12/21/94               41,000            $46.30            $1,898,300.00
12/21/94              135,700            $46.425           $6,299,872.50
12/21/94               42,800            $46.55            $1,992,340.00
12/21/94               55,600            $46.80            $2,602,080.00
12/22/94                7,800            $47.30              $368,940.00
12/22/94               30,600            $47.425           $1,451,205.00
12/22/94                5,500            $47.55              $261,525.00
12/22/94              249,600            $47.925          $11,962,080.00
12/22/94              344,400            $48.05           $16,548,420.00
12/23/94               25,000            $48.55            $1,213,750.00
12/23/94               28,000            $48.675           $1,362,900.00
12/23/94               11,000            $48.80              $536,800.00
12/23/94               69,100            $48.925           $3,380,717.50
12/23/94              152,700            $49.05            $7,489,935.00
12/27/94                5,500            $49.05              $269,775.00
12/27/94              107,100            $49.175           $5,266,642.50
12/28/94              150,500            $48.925           $7,363,212.50
12/28/94              821,800            $49.05           $40,309,290.00
12/29/94                5,000            $48.55              $242,750.00
12/29/94               39,000            $48.80            $1,903,200.00
12/29/94               80,000            $48.925           $3,914,000.00
12/29/94               72,600            $49.05            $3,561,030.00
12/29/94               50,000            $49.175           $2,458,750.00
12/29/94               42,000            $49.30            $2,070,600.00
12/29/94               85,400            $49.675           $4,242,245.00
12/30/94               10,500            $49.675             $521,587.50
12/30/94              115,500            $50.05            $5,780,775.00


TOTALS              4,000,000                            $191,280,437.50



     3. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TRACINDA CORPORATION

                                        By:  /s/ Anthony L. Mandekic
                                             -----------------------
                                             Anthony L. Mandekic
                                             Secretary/Treasurer

Dated:   January 3, 1995


                                  Page 5 of 5